SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                                    Commission File No.: 0-16899

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

       (Check One): ___Form 10-K ___Form 11-K ___Form 20-F _X_Form 10-Q ___Form N-SAR
       For Period Ended:
                        ------------------------------------------------------
 ___Transition Report on Form 10-K          ___Transition Report on Form 10-Q
 ___Transition Report on Form 20-F          ___Transition Report on Form N-SAR
 ___Transition Report on Form 11-K

                      For the Quarter Ended March 31, 2002

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                          PART I REGISTRANT INFORMATION


                          ARAHOVA COMMUNICATIONS, INC.
                            (Full name of registrant)

                          CENTURY COMMUNICATIONS CORP.
                           (Former name of registrant)

                     One North Main Street
                   Coudersport, Pennsylvania       16915
                (Address of principal executive (Zip Code)
                  offices (street and number))


       Registrant's telephone number, including area code: (814) 274-9830

                        PART II RULES 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              _X_      (a)     The reasons described in reasonable detail in
                               Part III of this form could not be eliminated without unreasonable effort or expense;

                       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

         In connection with the preparation of the Registrant's financial statements for the year ended December 31, 2001, the Registrant is reviewing certain accounting matters, including those relating to certain co-borrowing credit facilities to which the Registrant is party. Because this review is ongoing, the Registrant has not yet completed its financial statements, received its independent auditors' report thereon, or filed its Form 10-K for the year ended December 31, 2001. As a result, the Registrant has been unable to complete its Form 10-Q for the quarter ended March 31, 2002 within the prescribed time period without unreasonable effort or expense.

                            PART IV OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification.

                  Erland E. Kailbourne, Acting Chief Executive Officer and Chairman (814) 274-9830

(2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  ___Yes _X_ No

                              See Part III, above.

                  The Registrant is continuing to review certain accounting matters relating to the Company's financial statements for the year ended December 31, 2001. Because this review is ongoing, the Registrant has not yet completed its financial statements, received its independent auditors' report thereon, and filed its Form 10-K for the year ended December 31, 2001.

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_ Yes ___ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrant is continuing to review certain accounting matters as discussed above and the Registrant continues to focus significant time and effort in order to complete its financial statements for the year ended December 31, 2001, receive its independent auditors' report thereon, and file its Form 10-K for the year then ended. Accordingly, the Company has not completed its review of quarterly results for the period ended March 31, 2002 and is unable to quantify and discuss any significant changes of operations from the corresponding prior period.

                                           ARAHOVA COMMUNICATIONS, INC.
                                   (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized, on May 15, 2002.

                                           ARAHOVA COMMUNICATIONS, INC.


                                           By:Erland E. Kailbourne
                                              ----------------------
                                              Erland E. Kailbourne
                                              Acting Chief Executive Officer
                                              and Chairman